Mail Stop 0407

      							December 28, 2005

Via U.S. Mail and Fax
Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

	RE:	Inmarsat Holdings Limited
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-120876-01

		Inmarsat Finance II plc
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-120876

		Inmarsat Finance plc
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-115865

		Inmarsat Group LTD
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 333-115865-06


Dear Mr. Medlock:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Inmarsat Finance II plc and Inmarsat Holdings Limited

Item 15. Controls and Procedures, page 138
1. We note your disclosure that "[t]here were no significant changes in the Company`s internal controls, or to our knowledge, in other factors that could significantly affect internal controls after December 31, 2004." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

2. Please tell us why a reference to the restatement is not required.

Note 18. Loans and other borrowings, page F-35

3. See (k). Please provide the required disclosures under Rule 3-10(b)(4) of Regulation S-X.

Note 22. Employee share options, page F-38

4. Please disclose the name of the independent advisors or delete this reference.

Note 33(b). Financial instruments and hedge accounting, page F-60

5. We note that you evaluated the existing portfolio of derivatives and elected to formally designate a portion as hedges. Please tell us why your accounting is appropriate under paragraph 28(a) of FAS 133.


6. We note that you entered into a three-year interest rate swap in
December of 2003 and formally designated it as a hedge in January
2004. Please tell us why your accounting is appropriate under paragraph 28(a) of FAS 133.

Note 33(f). Acquisition, page F-64

7. Please tell us why other customer-related intangible assets
(e.g.,
customer relationship, distribution agreement, etc.) were not separately recognized under paragraph 39 of FAS 141.

Inmarsat Finance plc and Inmarsat Group Limited

8. Please comply with all the applicable comments above.

Inmarsat Leasing (Two) Limited Financial Statements, page F-218

9. We note that the audit report is dated April 21, 2004 and covers the years ended December 31, 2002, 2003, and 2004. Please revise or advise.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Rick Medlock
Inmarsat Holdings Limited
December 28, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE